1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: October 7, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC September 2016 Revenue Report

Hsinchu, Taiwan, R.O.C. – Oct. 7, 2016 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for September 2016: On a consolidated basis, revenues for September 2016 were approximately NT$89.70 billion, a decrease of 4.9 percent from August 2016 and an increase of 39.0 percent from September 2015. Revenues for January through September 2016 totaled NT$685.71 billion, an increase of 7.1 percent compared to the same period in 2015.

TSMC September Revenue Report (Consolidated):

(Unit:NT$ million)
Period	September 2016	August 2016	M-o-M Increase (Decrease) %	September 2015	Y-o-Y Increase (Decrease) %	January to September 2016	January to September 2015	Y-o-Y Increase (Decrease) %
Net Revenues	89,703	94,311	(4.9)	64,514	39.0	685,711	639,979	7.1

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of September 2016.

1.	Sales volume (in NT$ thousands)

Period	Items	2016	2015
Sep.	Net sales	89,702,807	64,514,083
Jan. - Sep.	Net sales	685,711,092	639,978,805

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC China*	39,524,006	3,527,775

*	The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	299,113,534	38,690,834

*	The guarantees were provided to TSMC Global and TSMC North America, which are both wholly-owned subsidiaries of TSMC.

4.	Financial derivative transactions (in NT$ thousands)

For assets / liabilities denominated in foreign currencies.

•	TSMC

		Forward	Swap	Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	25,706,429	51,816,590	—
	Mark to Market Profit/Loss	(117,069)	165,950	—
	Unrealized Profit/Loss	(77,841)	165,950	—
Expired Contracts	Notional Amount	299,675,943	97,424,498	17,855,900
	Realized Profit/Loss	2,970,655	651,601	(76,691)
Equity price linked product (Y/N)		N	N	N

•	TSMC China

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	7,302,876
	Mark to Market Profit/Loss	4,332
	Unrealized Profit/Loss	29,582
Expired Contracts	Notional Amount	57,445,003
	Realized Profit/Loss	(141,879)
Equity price linked product (Y/N)		N

•	VisEra Tech

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	441,816
	Mark to Market Profit/Loss	2,771
	Unrealized Profit/Loss	4,418
Expired Contracts	Notional Amount	3,110,228
	Realized Profit/Loss	20,301
Equity price linked product (Y/N)		N

•	TSMC Nanjing

		Hybrid instruments entirely measured at fair-value-through- profit-or-loss under designation
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	1,602,097
	Mark to Market Profit/Loss	14,972
	Unrealized Profit/Loss	14,972
Expired Contracts	Notional Amount	641,350
	Realized Profit/Loss	3,225
Equity price linked product (Y/N)		N

•	TSMC Global

		Future
Margin Payment		(2,469)
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	172,557
	Mark to Market Profit/Loss	210,048
	Unrealized Profit/Loss	(2,789)
Expired Contracts	Notional Amount	1,267,510
	Realized Profit/Loss	(11,974)
Equity price linked product (Y/N)		N